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SEC 03012022 COMMISSION .549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                               MM/DD/YY   MM/DD/YY

RECEIVED MAR 0 3 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arrow Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3010 Westchester Avenue Ste. 203

(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven G. Rubenstein   914-251-1086

                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendlowitz Weitsen, LLP, CPAs

(Name — if individual, state last, first, middle name)

K2 Brier Hill Court	East Brunswick,	NJ	08816-3341
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steven G. Rubenstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Arrow Investments, Inc._____, as of __December 31_____, __2002__., are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
                                          Signature

                         Chairman
                                          Title

LOUIS M. RUSSO
Notary Public, State of New York
Notary No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2006

2/26/03

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROW INVESTMENTS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

ARROW INVESTMENTS, INC.

CONTENTS

DECEMBER 31, 2002



Mendlowitz Weitsen, LLP, CPAs
K2 Brier Hill Court, East Brunswick, NJ 08816-3341
Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com

INDEPENDENT AUDITOR'S REPORT

ARROW INVESTMENTS, INC.
Purchase, New York

We have audited the accompanying statement of financial condition of **ARROW INVESTMENTS, INC.** (an S corporation) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ARROW INVESTMENTS, INC.** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendlowitz Weitsen, LLP

MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
February 12, 2003

AR@02

ARROW INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	58,579
Accounts receivable		667
Investments - warrants, at cost		3,300
Prepaid expenses		6,200
Furniture and equipment, net		1,188
	$	69,934

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Income taxes payable	$	19

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY

Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding	1
Paid in capital	26,249
Retained earnings	43,665
Total stockholders' equity	69,915
	$ 69,934

AR02

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENT OF OPERATIONS
December 31, 2002

REVENUES		
Service fees		$ 218,326
EXPENSES		
Management fees	$ 114,100	
Sub-agent fees and expenses	50,000	
Licenses and regulatory fees	1,747	
Insurance	362	
Bank charges	127	
Travel	21,999	
Depreciation	750	
Total expenses		189,085
INCOME FROM OPERATIONS		29,241
PROVISION FOR INCOME TAXES		453
NET INCOME		$ 28,788

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2002

| | Common Stock | | Paid in | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE, beginning	80	$ 1	$ 26,249	$ 14,877	$ 41,127
NET INCOME				28,788	28,788
BALANCE, end	80	$ 1	$ 26,249	$ 43,665	$ 69,915

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 28,788	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	750	
Changes in assets and liabilities		
(Increase) in		
Accounts receivable	(667)	
Prepaid expenses	(1,200)	
Increase (decrease) in		
Accrued expenses	(24,247)	
Due to affiliate	(800)	
Income taxes payable	(81)	
Net cash provided by operating activities		$ 2,543

NET INCREASE IN CASH AND CASH EQUIVALENTS 2,543

CASH, beginning 56,036

CASH, end $ 58,579

SUPPLEMENTAL DISCLOSURES FOR CASH FLOWS
Cash paid for:
Taxes $ 434

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

ARROW INVESTMENTS, INC. ("the Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Its customers are located throughout the United States.

Furniture and equipment

Equipment is carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5 years.

Expenditures for major renewals and betterments, which extend the useful lives of furniture and equipment are capitalized.

Depreciation for the year ended December 31, 2002 was $750.

Investments – warrants

The Company invested in warrants issued by NASD Stock Market, Inc. The investments are carried at cost. The cost approximates market value.

Revenue recognition

The Company receives commissions for placing orders with mutual funds for their clients as well as acting as a Placement Agent for private equity offerings. During 2002, the Company had earned commissions of $7,656 and received retainer fees of $210,670 that have been included in income.

Income taxes

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes represents a New York State corporation tax surcharge.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-I), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $58,560, which was $53,560 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0003 to 1.

NOTE 3 - REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE 4 - CONCENTRATIONS

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company paid $114,100 as a management fee to another organization that has shareholders of common interest. This other organization and the Company have a signed agreement that all overhead expenses will be paid by this other organization.

NOTE 6 - FINANCIAL INSTRUMENTS

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company's overhead expenses have been paid by the other organization under an agreement with this organization. The agreement is continuous until amended in writing by

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

either party at their sole discretion. This expense agreement includes rent and accordingly, the Company does not have a lease agreement for office space with any third parties.

NOTE 8 – INCOME TAXES

Income tax expense consists of the following:

Current - State	$	100
Overaccrual of prior year - State		(81)
Underaccrual of prior year - City		434
	$	453

AR@02

SUPPLEMENTARY INFORMATION

ARROW INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

NET CAPITAL

Total stockholders' equity	$ 69,915	
Deductions and/or charges		
Nonallowable assets		
Accounts receivable	(667)	
Investments - warrants	(3,300)	
Prepaid expenses	(6,200)	
Furniture and equipment	(1,188)	
Net capital		$ 58,560

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition

Income taxes payable	$ 19
Total aggregate indebtedness	$ 19

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital under rule 15c3-1(a)(1)(i)	$ 1
Minimum net capital under rule 15c3-1(a)(2)(i)	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)]	$ 5,000

EXCESS NET CAPITAL AT STANDARD MINIMUM $ 53,560

EXCESS NET CAPITAL AT 1500% $ 58,559

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL .0003 to 1

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Reconciliation with company's computation (included
in Part II of Form X-17a-5 as of December 31, 2002)
Net capital, as reported in Company's Part II
(unaudited) FOCUS report $ 58,579

Adjustment to provision for income taxes   (19)

         (19)

Net capital per audited financial statements $ 58,560

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Schedule not required

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The report is not applicable

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
SUPPLEMENTARY REPORT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The report is not applicable

See Notes to Financial Statements.



Mendlowitz Weitsen, LLP, CPAs
K2 Brier Hill Court, East Brunswick, NJ 08816-3341
Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

ARROW INVESTMENTS, INC.
Purchase, New York

In planning and performing our audit of the financial statements and supplementary schedules of **ARROW INVESTMENTS, INC.** ("the Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessary disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, the, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other than these specified parties.

MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
February 12, 2003

AR@02